Exhibit 99.1

Westport Reports Third Quarter Fiscal 2013 Financial Results

~ Quarterly Revenues Up 51% Year over Year; Westport Maintains Annual Revenue Outlook ~

VANCOUVER, Oct. 30, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, today reported financial results for the third quarter ended September 30, 2013 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

Highlights include:

•	Westport revenue, excluding joint ventures' revenues, for the quarter ended September 30, 2013 was $46.5 million compared with $30.7 million for the same period last year, an increase of 51%.
•	Westport revenue, excluding joint ventures' revenues, for the nine months ended September 30, 2013 was $111.4 million compared with $115.7 million for the same period last year.
•	Segment revenue for the quarter ended September 30, 2013 was: $20.3 million for Applied Technologies; $17.8 million for On-Road Systems; $8.4 million for Corporate and Technology Investments; $77.5 million for Cummins Westport Inc. (CWI); and $114.6 million for Weichai Westport Inc. (WWI).
•	Westport revenue plus CWI revenue for the quarter ended and nine months ended September 30, 2013 was $124.0 million and $311.6 million, respectively, compared with $76.2 million and $270.8 million, respectively, for the same period last year.
•	In the third quarter of 2013, CWI shipped 2,409 units and WWI shipped 9,080 units.
•	For the quarter ended September 30, 2013 Westport reported a net loss of $30.2 million, or $0.53 loss per share, compared with $32.5 million, or $0.59 loss per share, for the same period last year.
•	Subsequent to the quarter ended September 30, 2013, Westport increased cash balance by $148.2 million through a financing transaction, which closed on October 1, 2013.

"2013 is an exciting transition year for us as we see the continued rapid development of markets for natural gas vehicles," said David Demers, CEO of Westport. "As natural gas truly begins to penetrate our economy, the benefits of a step change cost in transportation energy will be profound and far-reaching.  Westport is moving quickly as we transition from a market creation culture into a full commercial operation. Over the next few years we will be rebalancing our product portfolio and our business model as our OEM partnerships mature and develop."

"First, in terms of developments in our current portfolio, Cummins Westport's new ISX12 G is off to a good start this year and we expect very strong growth next year. I think we have the right product at the right time to see a real breakthrough that will establish natural gas as a major fuel for trucks around the world which will be a catalyst for further investment in refueling infrastructure.  Furthermore, it is great to see interest building for the Westport iCE PACKTM liquefied natural gas (LNG) Tank system as illustrated in our purchase order announcement earlier today for 900 iCE PACKs over the next two years."

"We see many of the engine and vehicle OEMs transitioning to natural gas on a vertically-integrated basis and our recently completed equity financing gives us the balance sheet strength to expand our reach into fast developing opportunities where we can create value for our OEM partners and Westport shareholders," stated Demers.

Third Quarter Fiscal Year 2013 Financial Highlights

	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
($ in millions, except per share amounts)	2013	2012		2013	2012
Consolidated revenues	$ 46.5	$ 30.7	51%	$ 111.4	$ 115.7	(4%)
Consolidated gross margin	16.0	7.8	105%	32.4	39.7	(18%)
Consolidated gross margin percentage	34.4%	25.4%	-	29.1%	34.3%	-
Operating expenses (Research and development, general and administrative and sales and marketing)	42.9	32.7	31%	127.2	98.8	29%
Income from unconsolidated joint ventures	3.7	4.3	(14%)	10.0	14.4	(31%)
Consolidated Adjusted EBITDA (The reconciliation of Adjusted EBITDA is described below)	(19.5)	(17.6)	11%	(73.7)	(35.5)	108%
Cash and short-term investments balance	89.3*	255.5	(65%)	89.3	255.5	(65%)
Net loss	(30.2)	(32.5)	(7%)	(96.0)	(61.2)	57%
Net loss per share	$ (0.53)	$ (0.59)	(10%)	$ (1.72)	$ (1.14)	51%

*As of October 1, 2013, cash and short-term investments balance was $237.5 million.

Path to Profitability

2013 is a transition year. As Westport shifts from market creation work to a full commercial operation and profitability, Westport has two interim milestones. Westport's first milestone is to have its three operating business units to be Adjusted EBITDA positive by the end of 2014. Westport's second milestone is to have its consolidated business to be Adjusted EBITDA positive by the end of 2015, driven by contributions from Westport's operating business units, Westport's share of net income from the joint ventures, and service revenue earned from Westport's development partners.

Business Units Adjusted EBITDA*

	Three Months Ended
($ in millions)	September 30, 2013	June 30, 2013	March 31, 2013
Applied Technologies	$ 2.1	$ 2.9	$ 2.3
On-Road Systems	(7.2)	(8.6)	(8.6)
New Markets and Off-Road Systems	(3.6)	(3.1)	(2.4)
Total Operating Business Units Adjusted EBITDA	(8.7)	(8.8)	(8.7)

Corporate & Technology Investments	(10.8)	(19.0)	(17.7)
Consolidated Adjusted EBITDA	$ (19.5)	$ (27.8)	$ (26.4)

*Adjusted EBITDA reconciliation is described below.

Third Quarter Fiscal Year 2013 Financial Highlights

•	Westport product revenue, excluding joint ventures' revenues, for the quarter ended September 30, 2013 was $32.9 million, an increase of $4.6 million, or 16.3%, from $28.3 million for the quarter ended September 30, 2012. The increase is primarily due to revenue generated through the BAF acquisition and increased sales of high pressure direct injection (WestportTM HPDI) systems. Westport parts revenue for the quarter ended September 30, 2013 was $3.7 million, an increase of $2.7 million, or 270%, from $1.0 million for the quarter ended September 30, 2012. Service and other revenue was $9.9 million for the quarter ended September 30, 2013 compared with $1.4 million for the same period last year. The $8.5 million increase is due to the timing of revenue recognized under Westport development agreements.
•	Research and development expenses were $23.5 million for the quarter ended September 30, 2013, an increase of $7.1 million from $16.4 million in the same period last year. These expenses were driven by increases in investments under new and existing on-road and off-road development programs.
•	Selling, general and administrative expenses were $19.4 million for the quarter ended September 30, 2013, an increase of $3.1 million from $16.3 million in the same period last year primarily due global market development efforts.
•	Westport consolidated net loss for the quarter ended September 30, 2013 decreased from $32.5 million in 2012 to $30.2 million. Included in the net loss for the three months ended September 30, 2013 and September 30, 2012 is a $1.3 million and a $7.4 million net foreign exchange loss, respectively, attributed mainly to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding this impact, Westport consolidated net loss and net loss per share was $28.9 million and $0.51, respectively, for the quarter ended September 30, 2013, and $25.1 million and $0.46, respectively, for the quarter ended September 30, 2012.
•	For the quarter ended September 30, 2013, Westport reported a consolidated Adjusted EBITDA loss of $19.5 million compared with a loss of $17.6 million in the prior year period. The reconciliation of Adjusted EBITDA is described below.
•	Cash used in the quarter ended September 30, 2013 was $46.0 million including $12.4 million in debt-related repayments. Excluding the debt-related repayments, cash used in the quarter was $33.6 million.

Operating Business Unit Highlights

Applied Technologies

•	Applied Technologies gross margin and gross margin percentage for the quarter ended September 30, 2013 increased to $6.5 million and 32%, respectively, compared to $5.2 million and 25%, respectively, in the prior year period primarily due to service revenue and product mix.
•	Applied Technologies operating expenses for the quarter ended September 30, 2013 increased by $1.5 million compared to the prior year period primarily related to higher research and development costs for new products.
•	During the quarter, Westport launched a new high pressure natural gas system, consisting of tank valve and filling valve, for the automotive market in China and Europe. The new system is lighter, smaller, and designed and validated to the OEMs' standards. Supplying to two of the leading European automotive OEMs, Westport's high pressure natural gas system will be integrated into their existing and new natural gas vehicle platforms.

On-Road Systems

•	On-Road Systems revenue for the quarter ended September 30, 2013 increased by 109% to $17.8 million compared to $8.5 million in the same period last year as a result of revenue generated from BAF and increased sales of HPDI systems.
•	The production of Volvo V60 Bi-Fuel car has started and the first delivery is expected to be in the beginning of December.
•	Westport On-Road business strategy is to provide HPDI as a vertically integrated solution for engine and truck OEMs. The current generation of HPDI on the Westport 15L engine is still assembled in Vancouver using an upfit process. Westport's production focus is shifting from an upfit model to vertical integration of Westport's next generation of HPDI for targeted OEMs. The last day for orders for the 15L engine with Westport HPDI with 2013 Environmental Protection Agency 2010 certification will be November 15, 2013. However, Westport plans to continue to offer an HPDI solution for Australia in concert with Westport's fuelling partners for the foreseeable future.
•	Westport strives to deliver the best customer experience and is committed to the continuation of its class-leading support for all existing customers. In 2014, Westport will leverage service and support activities in the Westport U.S. operations to take advantage of logistics and to better assist its U.S. customer base. While Westport OEM partners implement vertically integrated natural gas engine strategies, they will have a strong product offering in the vocational and regional haul segment in the Cummins Westport ISX12 G natural gas engine and the Westport iCE PACK™ LNG Tank System.

New Markets and Off-Road Systems

•	Westport continues its strong collaboration with Caterpillar and EMD to develop HPDI-based fuel systems and LNG tank systems for large mine trucks and locomotives. To date, the collaborative HPDI system has been demonstrated on multi-cylinder versions of the Caterpillar C175 and EMD 710 engines used in large mine trucks and locomotives, respectively. Test data is confirming full diesel power, torque, and efficiency with high natural gas substitution rates.
•	Westport has entered into the final phase of the previously-announced HPDI locomotive demonstration project, with the consortium members Canadian National Railways (CN), EMD, and Gaz Metro, partially funded by Sustainable Technology Development Canada. This demonstration project will also include a prototype LNG Tender for HPDI locomotives.
•	The first revenue is expected to be recorded in the fourth quarter of 2013 for delivery of LNG Tenders to CN as previously announced.

Cummins Westport Inc. Highlights

	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
($ in millions)	2013	2012		2013	2012
Units	2,409	1,588	52%	6,438	5,503	17%
Revenue	$ 77.5	$ 45.5	70%	$ 200.2	$ 155.1	29%
Gross margin	17.7	13.4	32%	50.5	50.5	-
Gross margin percentage	22.8%	29.5%	-	25.2%	32.6%	-
Operating expenses	9.8	6.4	53%	30.6	17.1	79%
Segment operating income	7.9	7.0	13%	19.9	33.4	(40%)
Net income to Westport	2.5	3.6	(31%)	6.6	12.0	(45%)

•	CWI engine shipments for the quarter ended September 30, 2013 increased by 52% to 2,409 units compared with 1,588 units in the prior year period. The quarterly volumes in North America increased by 103% driven by higher sales in all segments particularly truck applications. Growth in the trucking segment increased as a result of the launch of the 400HP version of the ISX12 G engine in August.
•	The decrease in CWI gross margin percentage during the quarter is primarily due to mix of sales, mainly from the sale of the ISX12 G engines, which have a low gross margin on product launch. In addition, warranty adjustments and net extended coverage claims of $6.6 million were recorded in the three months ended September 30, 2013, an increase of $3.1 million compared to the prior year period. Excluding the warranty impact on the ISL G, CWI gross margin percentage would have been 31.4%.
•	The increase in operating expenses is driven by research and development expenses related to the ISX12 G, the development of the ISB6.7 G, and ongoing investments to improve product reliability and customer satisfaction.
•	CWI's net income attributable to Westport was $2.5 million for the quarter ended September 30, 2013, compared with $3.6 million in the prior year period. The decrease is related to research and development tax credits claimed by CWI in the prior year period of $2.6 million and income tax expense of $2.5 million, which resulted in income tax recovery of $0.1 million, compared to income tax expense of $2.8 million in the current year period. Excluding the impact of the tax credit claims, CWI's net income to Westport was $2.3 million in the prior year period.

Weichai Westport Inc. Highlights

	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
($ in millions)	2013	2012		2013	2012
Units	9,080	4,825	88%	30,019	12,884	133%
Revenue	$ 114.6	$ 58.7	95%	$ 373.0	$ 164.7	126%
Gross margin	8.8	4.6	91%	27.8	20.3	37%
Gross margin percentage	7.7%	7.8%	-	7.5%	12.3%	-
Operating expenses	4.6	2.3	100%	15.6	12.1	29%
Segment operating income	4.2	2.3	83%	12.2	8.2	49%
Westport's 35% interest	1.3	0.7	86%	3.6	2.3	57%

•	In the third quarter of 2013, WWI increased sales by 95% compared to the same period last year as market demand for natural gas trucks and buses continues to increase.
•	Based on NGV Communications and Westport analysis, China had 1,730 LNG stations as of June 30, 2013 compared with 635 LNG stations in the prior year period.
•	For the quarter ended September 30, 2013, shipment for trucking and bus applications increased by 158% and 23%, respectively, compared to the prior year period.

Non-GAAP Financial Measure; Adjusted EBITDA Results
Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit's ability to generate sustained cash flows. Westport defines Adjusted EBITDA as net loss attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) amortization of stock-based compensation, and (e) unrealized foreign exchange loss or gain. Adjusted EBITDA includes Westport's share of income from the joint ventures (JVs). The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles (U.S. GAAP) and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Net loss	$ (30.2)	$ (32.5)	$ (96.0)	$ (61.2)
Provision for income taxes	0.3	0.1	0.9	1.6
Depreciation and amortization	4.3	2.9	11.7	8.1
Interest expense, net	1.2	1.6	3.7	3.9

EBITDA	(24.4)	(27.9)	(79.7)	(47.6)
Amortization of stock-based compensation	3.6	2.9	11.1	9.2
Unrealized foreign exchange gain (loss)	1.3	7.4	(5.1)	2.9

Adjusted EBITDA	$ (19.5)	$ (17.6)	$ (73.7)	$ (35.5)

For the three months ended September 30, 2013
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation	Adjusted EBITDA
Applied Technologies	$ 1.6	$ -	$ 0.5	$ 2.1
On-Road Systems	(7.9)	-	0.7	(7.2)
New Markets and Off-Road Systems	(4.7)	-	1.1	(3.6)
Corporate and Technology Investments	(15.9)	3.7	1.4	(10.8)

For the three months ended June 30, 2013
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation	Adjusted EBITDA
Applied Technologies	$ 2.2	$ -	$ 0.7	$ 2.9
On-Road Systems	(9.4)	-	0.8	(8.6)
New Markets and Off-Road Systems	(3.5)	-	0.4	(3.1)
Corporate and Technology Investments	(25.8)	4.6	2.2	(19.0)

For the three months ended March 31, 2013
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation	Adjusted EBITDA
Applied Technologies	$ 1.9	$ -	$ 0.4	$ 2.3
On-Road Systems	(9.1)	-	0.5	(8.6)
New Markets and Off-Road Systems	(2.8)	-	0.4	(2.4)
Corporate and Technology Investments	(21.4)	1.7	2.0	(17.7)

Financial Outlook for 2013
Westport reiterates its revenue outlook to between $160 million and $180 million for the calendar year ended December 31, 2013.

Outlook
This press release includes financial outlook information for Westport and such information is being provided for the purpose of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Financial Statements & Management's Discussion and Analysis
To view Westport's full financials for the quarter ended September 30, 2013, please point your browser to the following link: http://www.westport.com/investors/financial

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Wednesday, October 30, 2013 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until November 6, 2013. Shortly after the conference call, the webcast will be archived on the Company's website and replay will be available in streaming audio.

About Westport Innovations Inc.
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the anticipated timing for Westport's operating business units and consolidated business to be Adjusted EBITDA positive, timing for first revenue for LNG tenders, timing for launch, delivery  and completion of milestones related to the engine and tank system products referenced herein, including but not limited to the Westport iCE PACKTM LNG Tank System, next generation Volvo HPDI trucks and Volvo V60 Bi-Fuel car, the integration of Westport's high pressure natural gas system into natural gas vehicle platforms by European automotive OEMs, timing for, and implementation of, movement of service and support activities to Westport U.S. operations, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  operating expenses, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport
T 604-718-2046
invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 30-OCT-13